Mail Stop 4561

March 6, 2008

Dean A. Foate
President and Chief Executive Officer
Plexus Corp.
55 Jewelers Park Drive
Neenah, Wisconsin 54957-0156
(920) 722-3451

> **Re: Plexus Corp. (File No. 000-14824)**
> **Form 10-K for the Fiscal Year Ended September 29, 2007**
> **Form 8-K filed January 23, 2008**

Dear Mr. Foate:

We have reviewed your response to our letter dated January 29, 2008 in connection with the above referenced filings and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 29, 2008.

Form 10-K for the Fiscal Year Ended September 29, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary, page 19

1.   We note your response to prior comment 1. Please ensure that going forward the information you provide regarding your calculation of ROIC also includes a computation of the non-GAAP tax rate excluding unusual charges, to the extent that it has been adjusted from your GAAP effective tax rate.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Melissa Walsh, Senior Staff Accountant, at 202-551-3224 or me at 202-551-3488 if you have any questions regarding financial statements and related matters. Please address questions regarding all other matters to Hugh Fuller, Financial Analyst, at 202-551-3853 and Mark P. Shuman, Branch Chief – Legal at 202-551-3462.

Sincerely,

Stephen Krikorian
Accounting Branch Chief